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02054475

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 27 2002 155 MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 38398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Marquis Financial Services of Indiana, Inc.
D/B/A Marquis Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Old Country Road
(No. and Street)

Hicksville (City) NY (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Goldstein 516 932-0532
(Area Code — Telephone No.)

PROCESSED
SEP 12 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Ave. (Address) Blue Island (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marquis Financial Services of Indiana, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Jeffrey J. [illegible]erman
Notary Public, State of New York
No. 5005723
Qualified in Nassau County
Commission Expires Dec. 14, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARQUIS FINANCIAL SERVICES OF INDIANA, INC. D/B/A MARQUIS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

MARCH 31, 2002

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.

CONTENTS

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Marquis Financial Services of Indiana, Inc.
D/B/A Marquis Financial Services, Inc.

We have audited the accompanying statement of financial condition of Marquis Financial Services of Indiana, Inc. D/B/A Marquis Financial Services, Inc. as of March 31, 2002 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marquis Financial Services of Indiana, Inc. D/B/A Marquis Financial Services, Inc. as of March 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
June 11, 2002

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

ASSETS

Receivable from broker/dealers	$ 50,000

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Income taxes payable	$ 5,911
SHAREHOLDERS' EQUITY	
Common stock, $.10 par value; shares authorized 50,000; issued and outstanding 850	$ 85
Additional paid-in capital	48,198
Retained earnings (deficit)	(4,194)
Total Shareholders' Equity	$ 44,089
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 50,000

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED MARCH 31, 2002

REVENUE		
Commissions	$	540,533
Other revenue		790
Total Revenue	$	541,323
EXPENSES		
Commissions	$	312,600
Management fees		140,037
Clearing and execution charges		35,507
Other operating expenses		19,387
Total Expenses	$	507,531
Income Before Income Tax Provision	$	33,792
Income Tax Provision	$	5,911
NET INCOME	$	27,881

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED MARCH 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance-Beginning of Period	$ 85	$ 99,718	$ (32,075)	$ 67,728
Capital Withdrawals		(51,520)		(51,520)
Net Income			27,881	27,881
BALANCE-END OF YEAR	$ 85	$ 48,198	$ (4,194)	$ 44,089

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2002

Cash Flows from Operating Activities	
Net Income (Loss)	$ 27,881
Adjustments:	
Decrease in commissions receivable	34,874
Decrease in commissions payable	(33,826)
Decrease in other liabilities	(4,879)
Decrease in other assets	21,000
Income taxes payable	5,911
Net Cash Flow Provided (Used) by Operations	$ 50,961
Net Cash Flow Provided (Used) by Investing Activities	$ -0-
Cash Flows from Financing Activities	
Capital withdrawal	$ (51,520)
Net Increase (Decrease) in Cash	$ (559)
Cash Balance at March 31, 2001	$ 559
Cash Balance at March 31, 2002	$ -0-

Supplemental Information

Interest paid $ 276

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, formerly known as Benchmark Capital Management, Incorporated, was incorporated in the state of Wisconsin on June 10, 1985. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis which is the same business day as the transaction date.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2002 the Company's net capital and required net capital were $44,089 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 13%.

NOTE 3 - RELATED PARTIES

The Company is affiliated through common ownership with Marquis Insurance Services, Inc. (MIS), Marquis MS, Inc. (MS), Brokerville, Inc., Steven Gregory Securities Corporation and Wall Street at Home, Inc.

The Company paid management fees totaling $140,037 to MIS and MS during the year ended March 31, 2002. In January, 2000 MS began paying virtually all overhead and operating expenses, except commissions and clearing and execution costs, on the Company's behalf without anticipated reimbursement.

A shareholder of the Company was responsible for $95,814 in commission income and was not paid any compensation for this production.

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In May, 2002, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The initial term of the agreement is two years and is automatically renewed for additional one year terms. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - (Continued)

Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. Additional terms to the agreement require a clearing deposit in the amount of $50,000 and termination fees if the Company terminates the agreement prior to the end of the initial term.

The Company also terminated an agreement with another Clearing Broker/dealer in May, 2002.

Customer Transactions - Facilitated by the aforementioned clearing agreements, the Company's customers may enter into various transactions involving off-balance-sheet financial instruments. These financial instruments include the purchase and sale of options that are used to meet the needs of customers. As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. In the normal course of business, these transactions involve the execution, settlement and financing of the customer options. These transactions may expose the Company to off-balance sheet risk in the event that the option is exercised and the customer or contra-broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2002

NOTE 5 - LEASE COMMITMENTS

Minimum annual rentals under a noncancellable lease, for office space, expiring March 31, 2007, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2003	$ 25,200
2004	28,800
2005	30,000
2006	31,200
2007	32,400
	$ 147,600

SUPPLEMENTARY INFORMATION

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

MARCH 31, 2002

COMPUTATION OF NET CAPITAL		
Total shareholders' equity		$ 44,089
Deduct nonallowable assets		-0-
NET CAPITAL		$ 44,089
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)		$ 394
Minimum dollar net capital requirement		$ 5,000
Net capital requirement		$ 5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$ 5,911
Percentage of Aggregate Indebtedness to Net Capital		13%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2002)		
Net Capital, as reported in Company's Part IIA (unaudited)	$ 50,000	
Increase to income taxes payable	(5,911)	
Net Capital, per above	$ 44,089	

See Accompanying Auditors' Report.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Marquis Financial Services of Indiana, Inc.
D/B/A Marquis Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Marquis Financial Services of Indiana, Inc. D/B/A Marquis Financial Services, Inc. for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Marquis Financial Services of Indiana, Inc. D/B/A Marquis Financial Services, Inc. for the year ended March 31, 2002 and this report does not effect our report thereon dated June 11, 2002. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P.C.
Certified Public Accountants

Blue Island, Illinois
June 11, 2002